UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*


                              WYNN RESORTS, LIMITED
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   983134 10 7
                                 (CUSIP Number)

                             ----------------------


                                 Tasha D. Nguyen
                        633 West Fifth Street, 21st Floor
                          Los Angeles, California 90071
                                 (213) 896-2400
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                October 30, 2002
                          (Date of Event which Requires
                            Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983134 10 7

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

        Aruze USA, Inc. (1)

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [X]
        (b) [ ]

3.      SEC Use Only


4.      Source of Funds (See Instructions)

        AF (Funds for the acquisition of the Issuer securities were provided by Aruze Corp., the corporate parent of Aruze USA, Inc.)

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

        [ ]

6.      Citizenship or Place of Organization

        Nevada, United States of America

Number of       7.       Sole Voting Power:  --0--
Shares          ----------------------------------------------------------------
Beneficially    8.       Shared Voting Power:  49,098,444 (2)
Owned by        ----------------------------------------------------------------
Each            9.       Sole Dispositive Power: --0--
Reporting       ----------------------------------------------------------------
Person With     10.      Shared Dispositive Power:  24,549,222 (1)
--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        49,098,444 (2)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

        [ ]

13.     Percent of Class Represented by Amount in Row (11)

        65.8%

14.     Type of Reporting Person

        CO

(1) Aruze USA, Inc. is a wholly owned subsidiary of Aruze Corp., of which Mr. Kazuo Okada owns a controlling interest and is its President. The subject securities were acquired and are owned by Aruze USA, Inc. but may be considered beneficially owned by Aruze Corp. and Kazuo Okada. Accordingly, Aruze USA, Inc., Aruze Corp. and Mr. Okada may be deemed to have shared voting and dispositive power over the shares which are owned by Aruze USA, Inc.

(2) Includes 24,549,222 shares held by Stephen A. Wynn that are beneficially owned by the Reporting Person as a result of that certain Stockholders Agreement, dated as of April 11, 2002 (the "Stockholders Agreement"), by and among Mr. Wynn, Baron Asset Fund, a Massachusetts business trust ("Baron") and Aruze USA, Inc. The aggregate percentage of the outstanding Common Stock of the Issuer, which the Reporting Person beneficially owns is 65.8%. Excluding the additional shares of Common Stock which the Reporting Person beneficially owns as a result of the Stockholders Agreement, the Reporting Person directly beneficially owns 32.9% of the outstanding Common Stock of the Issuer. (See Item
6)

CUSIP No. 983134 10 7

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

        Aruze Corp. (1)

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [X]
        (b) [ ]

3.      SEC Use Only


4.      Source of Funds (See Instructions)

        N/A

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

        [ ]

7.      Citizenship or Place of Organization

        Japan

Number of       7.       Sole Voting Power:  --0--
Shares          ----------------------------------------------------------------
Beneficially    8.       Shared Voting Power:  49,098,444 (2)
Owned by        ----------------------------------------------------------------
Each            9.       Sole Dispositive Power: --0--
Reporting       ----------------------------------------------------------------
Person With     10.      Shared Dispositive Power:  24,549,222 (1)
--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        49,098,444 (2)

13. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

        [ ]

13.     Percent of Class Represented by Amount in Row (11)

        65.8%

14.     Type of Reporting Person

        CO

(1) Aruze USA, Inc. is a wholly owned subsidiary of Aruze Corp., of which Mr. Kazuo Okada owns a controlling interest and is its President. The subject securities were acquired and are owned by Aruze USA, Inc. but may be considered beneficially owned by Aruze Corp. and Kazuo Okada. Accordingly, Aruze USA, Inc., Aruze Corp. and Mr. Okada may be deemed to have shared voting and dispositive power over the shares which are owned by Aruze USA, Inc.

(2) Includes 24,549,222 shares held by Stephen A. Wynn that are beneficially owned by the Reporting Person as a result of that certain Stockholders Agreement, dated as of April 11, 2002 (the "Stockholders Agreement"), by and among Mr. Wynn, Baron Asset Fund, a Massachusetts business trust ("Baron") and Aruze USA, Inc. The aggregate percentage of the outstanding Common Stock of the Issuer, which the Reporting Person beneficially owns is 65.8%. Excluding the additional shares of Common Stock which the Reporting Person beneficially owns as a result of the Stockholders Agreement, the Reporting Person directly beneficially owns 32.9% of the outstanding Common Stock of the Issuer. (See Item
6)

CUSIP No. 983134 10 7

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

        Kazuo Okada (1)

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [X]
        (b) [ ]

3.      SEC Use Only


4.      Source of Funds (See Instructions)

        N/A

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

        [ ]

8.      Citizenship or Place of Organization

        Japan

Number of       7.       Sole Voting Power:  --0--
Shares          ----------------------------------------------------------------
Beneficially    8.       Shared Voting Power:  49,098,444 (2)
Owned by        ----------------------------------------------------------------
Each            9.       Sole Dispositive Power: --0--
Reporting       ----------------------------------------------------------------
Person With     10.      Shared Dispositive Power:  24,549,222 (1)
--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        49,098,444 (2)

14. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

        [ ]

13.     Percent of Class Represented by Amount in Row (11)

        65.8%

14.     Type of Reporting Person

        IN

(1) Aruze USA, Inc. is a wholly owned subsidiary of Aruze Corp., of which Mr. Kazuo Okada owns a controlling interest and is its President. The subject securities were acquired and are owned by Aruze USA, Inc. but may be considered beneficially owned by Aruze Corp. and Kazuo Okada. Accordingly, Aruze USA, Inc., Aruze Corp. and Mr. Okada may be deemed to have shared voting and dispositive power over the shares which are owned by Aruze USA, Inc.

(2) Includes 24,549,222 shares held by Stephen A. Wynn that are beneficially owned by the Reporting Person as a result of that certain Stockholders Agreement, dated as of April 11, 2002 (the "Stockholders Agreement"), by and among Mr. Wynn, Baron Asset Fund, a Massachusetts business trust ("Baron") and Aruze USA, Inc. The aggregate percentage of the outstanding Common Stock of the Issuer, which the Reporting Person beneficially owns is 65.8%. Excluding the additional shares of Common Stock which the Reporting Person beneficially owns as a result of the Stockholders Agreement, the Reporting Person directly beneficially owns 32.9% of the outstanding Common Stock of the Issuer. (See Item
6)

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

        Common stock, par value $0.01 per share (the "Common Stock") of Wynn Resorts, Limited, a Nevada corporation (the "Issuer"), whose executive offices are located at 3145 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

ITEM 2.  IDENTITY AND BACKGROUND.

        (a)-(c) Aruze USA, Inc. ("Aruze USA") is a Nevada corporation which has no primary business aside from its investment in the Issuer. Aruze Corp. is a Japanese public corporation principally engaged in the manufacture of pachislot and pachinko machines and video game software. Mr. Kazuo Okada is a Japanese citizen and is the President and controlling shareholder of Aruze Corp. Mr. Okada is also the Vice Chairman of the Board of Directors of the Issuer. The principal business address in the United States for Aruze USA, Aruze Corp. and Mr. Okada (the "Reporting Persons") is 745 Grier Drive, Las Vegas, Nevada 89119. In addition to Mr. Okada, Kyoichiro Ohga is a director and Yoshiyuki Shoji is an executive officer of Aruze USA. The directors of Aruze Corp. are Mr. Okada, Kyoichiro Ohga, Jun Fujimoto and Kazuna Matsumoto. The executive officers of Aruze Corp. are Mr. Okada, Kyoichiro and Jun Fujimoto. All of the named officers and directors are Japanese citizens and share the United States business address of Aruze USA at 745 Grier Drive, Las Vegas, Nevada 89119.

        (d) During the last five years, none of the parties named in (a)-(c) above have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, none of the parties named in (a)-(c) above have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Aruze Corp. provided Aruze USA with $72,500,000 in cash to acquire 5,576,923 shares of the Issuer pursuant to that certain Purchase Agreement, dated October 25, 2002 ("Purchase Agreement"), by and between the Issuer and Aruze USA at the price offered to the public in the Issuer's initial public offering. Aruze USA's purchase of Common Stock pursuant to the Purchase Agreement was consummated on October 30, 2002.

ITEM 4.  PURPOSE OF TRANSACTION.

        The purpose of Aruze USA's ownership of Common Stock of the Issuer is primarily for investment. Aruze USA's position as a principal stockholder of the Issuer, in addition to its rights under the Stockholders Agreement described in
Item 6, provides it with considerable influence over the management and policies of the Issuer and it intends to maintain Kazuo Okada's position as Vice-Chairman of the Board of Directors of the Issuer to protect its investment. Aruze USA reserves the right to acquire or dispose of additional shares of Common Stock (or other equity securities or debt securities of the Issuer), depending on market conditions and other factors, and to take any other action it deems necessary or desirable should any event, development or change occur that, in its opinion, could affect its investment in the Issuer. Except as qualified by the foregoing, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        (a)-(c) On the date hereof, the Reporting Persons have the shared power to vote or to direct the vote and to dispose or to direct the disposition of 24,549,222 shares of Common Stock of the Issuer owned by Aruze USA. Such 24,549,222 shares include 18,972,299 shares of Common Stock of the Issuer which were acquired by Aruze USA from the Issuer as a result of the contribution of its membership interest in Valvino Lamore, LLC, a Nevada limited liability company ("Valvino"), to the Issuer on September 24, 2002. In the contribution, approximately 189.7 shares of Issuer Common Stock were issued to Aruze USA in exchange for each common share of Valvino membership interest contributed. Aruze USA acquired an additional 5,576,923 shares of Common Stock from the Issuer on October 30, 2002 pursuant to the Purchase Agreement for $13.00 per share, which was the price offered to the public in the Issuer's initial public offering.

        As a result of entering into the Stockholders Agreement with Stephen A. Wynn (see Item 6), Aruze USA possesses shared power to vote or direct the vote of, and thus beneficially owns, an additional 24,549,222 shares of Common Stock of the Issuer held by Mr. Wynn.

        Mr. Wynn is a United States citizen with his business address at 3145 Las Vegas Boulevard South, Las Vegas, Nevada 89109. To the knowledge of the Reporting Persons, Mr. Wynn directly beneficially owns 24,549,222 shares of Common Stock, or 32.9% of the outstanding Common Stock of the Issuer.

        As described in Item 6, under the Stockholders Agreement, Aruze USA and Mr. Wynn have agreed to vote their shares of the Issuer's Common Stock for a slate of directors of the Board of Directors of the Issuer, a majority of which will be designated by the Mr. Wynn, of which at least two will be independent directors, and the remaining members of which will be designated by Aruze USA. Aruze USA, Aruze Corp. and Kazuo Okada, on the one hand, and Mr. Wynn, on the other hand, are a "group" under Rule 13d-5 under the Securities Exchange Act of 1934, as amended, solely because of the voting arrangement with respect to the election of directors under the Stockholders Agreement. Other than the Stockholders Agreement described in Item 6, the Reporting Persons and Mr. Wynn do not have any other arrangement or understanding with respect to the acquisition, holding, voting or disposition of equity securities of the Issuer.

        The aggregate percentage of the outstanding Common Stock of the Issuer, which the Reporting Persons beneficially own, including the shares of Common Stock which the Reporting Persons beneficially own as a result of the Stockholders Agreement, is 65.8%. Excluding the additional shares of Common Stock that the Reporting Persons beneficially own as a result of the Stockholders Agreement, the Reporting Persons directly beneficially own 32.9% of the outstanding Common Stock of the Issuer.

        All percentages are based on 74,615,000 shares of Common Stock outstanding as of October 30, 2002, as reported in the Issuer's 424(b)(4) prospectus, filed with the Securities and Exchange Commission on October 29, 2002.

        (d) Not applicable.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        PURCHASE AGREEMENT
        ------------------

        Pursuant to the Purchase Agreement, Aruze USA acquired 5,576,923 shares of the Issuer for $13.00 per share pursuant to the registration statement for the Issuer's initial public offering, which was the price offered to the public in the Issuer's initial public offering.

        STOCKHOLDERS AGREEMENT
        ----------------------

        Pursuant to the Stockholders Agreement, Aruze USA and Mr. Wynn have agreed to vote their shares of the Issuer's Common Stock for a slate of directors of the Board of Directors of the Issuer, a majority of which will be designated by Mr. Wynn, of which at least two will be independent directors, and the remaining members of which will be designated by Aruze USA.

        In addition, under the Stockholders Agreement, the parties to that agreement granted each other a right of first refusal on their respective shares of Common Stock of the Issuer. Under this right of first refusal, if any stockholder party to the Stockholders Agreement wishes to transfer any of his or its shares of Common Stock to anyone other than a permitted transferee, and has a bona fide offer from any person to purchase such shares, the stockholder must first offer the shares to the other parties to the Stockholders Agreement on the same terms and conditions as the bona fide offer. In addition to this right of first refusal, Aruze USA and Mr. Wynn also granted each other and Baron a tag-along right on their respective shares of Common Stock. Under this tag-along right, Aruze USA and Mr. Wynn, before transferring his or its shares of the Issuer to any person other than a permitted transferee, must first allow the other parties to the agreement to participate in such transfer on the same terms and conditions.

        The Stockholders Agreement also provides that, upon the institution of a bankruptcy action by or against a party to the Stockholders Agreement, the other parties to the agreement will be given an option to purchase the bankrupt stockholder's shares of Issuer Common Stock at a price to be agreed upon by the bankrupt stockholder and the other stockholders, or, if a price cannot be agreed upon by such stockholders, at a price equal to the fair market value of the shares. In addition, under the Stockholders Agreement, if there is a direct or indirect change of control of any party to the agreement, other than Baron, the other parties to the agreement have the option to purchase the shares of Common Stock held by the party undergoing the change in control. Under the Stockholders
Agreement, a stockholder may assign these options to the Issuer.

        BUY-SELL AGREEMENT
        ------------------

        Aruze USA, Aruze Corp., Mr. Okada, Mr. Wynn and the Issuer, which will be regulated by the Nevada gaming authorities, have entered into certain arrangements regarding the Common Stock of the Issuer held by each such person or entity. Pursuant to that certain Buy-Sell Agreement, dated as of June 13, 2002 (the "Buy-Sell Agreement"), by and among Mr. Wynn, Kazuo Okada, Aruze USA and Aruze Corp., if any gaming application of Aruze USA, Aruze Corp. or Kazuo Okada concerning Aruze USA's ownership of Common Stock is denied by Nevada gaming authorities or requested to be withdrawn or is not filed within 90 days after the filing of the Issuer's application, Mr. Wynn may elect to purchase the shares of Common Stock owned by Aruze USA. According to the Buy-Sell Agreement, the total purchase price of the shares of Common Stock will be the lesser of (1) the fair market value of the shares of Common Stock on the day Mr. Wynn serves Aruze USA notice of his election to purchase the shares or (2) the aggregate amount of cash contributed to Valvino by Aruze USA, minus any distributions by Valvino or the Issuer to Aruze USA, plus two percent interest, compounded annually. Pursuant to the Buy-Sell Agreement, Mr. Wynn may pay this purchase price with a promissory note.

        EXERCISE AGREEMENT
        ------------------

        In addition, under that certain Agreement, dated as of June 13, 2002 (the "Exercise Agreement"), between the Mr. Wynn and the Issuer, if Mr. Wynn chooses not to exercise his right under the Buy-Sell Agreement to purchase the shares of Common Stock owned by Aruze USA, the Issuer has the right to require Mr. Wynn to exercise such right.

        The foregoing descriptions of the Purchase Agreement, Stockholders Agreement, Buy-Sell Agreement and Exercise Agreement are not, and do not purport to be, complete and are qualified in their entirety by reference to the Purchase Agreement, Stockholders Agreement, Buy-Sell Agreement and Exercise Agreement, copies of which are filed as Exhibits 10.1, 10.2, 10.3 and 10.4 hereto and incorporated herein in their entirety by this reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit      Description
       10.1       Purchase Agreement, dated October 25, 2002, by and between
                  Wynn Resorts, Limited and Aruze USA, Inc.
       10.2       Stockholders  Agreement,  dated as of April 11, 2002,  by
                  and among  Stephen A. Wynn,  Baron Asset Fund and Aruze USA,
                  Inc. (1)
       10.3       Buy-Sell Agreement,  dated as of June 2002, by and among
                  Stephen A. Wynn, Kazuo Okada, Aruze USA, Inc. and Aruze Corp.

       10.4 Agreement, dated as of June 13, 2002, between Stephen A. Wynn and Wynn Resorts, Limited (2)


(1) Incorporated by reference to the Registration Statement on Form S-1 filed by Wynn Resorts, Limited on June 17, 2002.

(2) Incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-1 filed by Wynn Resorts, Limited on August 20, 2002.





     SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, it certifies that this statement is true, complete and correct.





                                                     1) ARUZE USA, INC.


                                                     /s/ KAZUO OKADA
                                                    ---------------------------
                                                     By:  Kazuo Okada
                                                     Its: Chairman of the Board


                                                     2) ARUZE CORP.


                                                     /s/ KAZUO OKADA
                                                    ---------------------------
                                                     By:  Kazuo Okada
                                                     Its: President


                                                     3) KAZUO OKADA


                                                     /s/ KAZUO OKADA
                                                    ---------------------------
                                                     Kazuo Okada, Individually


Dated:   November 12, 2002

                                  EXHIBIT INDEX

     Exhibit      Description

       10.1 Purchase Agreement, dated October 25, 2002, by and between Wynn Resorts, Limited and Aruze USA, Inc.
       10.2 Stockholders Agreement, dated as of April 11, 2002, by and among Stephen A. Wynn, Baron Asset Fund and Aruze USA,
                  Inc. (1)
       10.3 Buy-Sell Agreement, dated as of June 2002, by and among Stephen A. Wynn, Kazuo Okada, Aruze USA, Inc. and Aruze Corp.
       10.4       Agreement, dated as of June 13, 2002, between Stephen A.
                  Wynn and Wynn Resorts, Limited (2)


(1) Incorporated by reference to the Registration Statement on Form S-1 filed by Wynn Resorts, Limited on June 17, 2002.

(2) Incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-1 filed by Wynn Resorts, Limited on August 20, 2002.

                                                                    EXHIBIT 10.1
                               PURCHASE AGREEMENT


                                October 25, 2002



To Aruze USA, Inc.,
   a Nevada corporation

Ladies and Gentlemen:

       Wynn Resorts, Limited, a Nevada corporation (the "Company"), proposes to issue and sell to Aruze USA, Inc., a Nevada corporation (the "Purchaser"), five million five hundred seventy six thousand nine hundred twenty three (5,576,923) shares of the Company's Common Stock, par value $0.01 per share (the "Common Stock"). Terms not otherwise defined herein shall have the same meanings set forth in the Underwriting Agreement, dated as of October 25, 2002, by and among the Company and Deutsche Bank Securities Inc., Bear, Stearns & Co. Inc., Banc of America Securities LLC, as Representatives of the Several Underwriters set forth in Schedule I thereto (the "Underwriters"), as such Underwriting Agreement may be amended from time to time (the "Underwriting Agreement"). The Common Stock to be purchased by the Purchaser hereunder will be purchased pursuant to an offering by the Company under the Registration Statement.

       1. PURCHASE, SALE AND DELIVERY OF THE COMMON STOCK. On the basis of the representations, warranties, covenants and agreements herein contained, and subject to the terms and conditions herein set forth, the Company agrees to sell to the Purchaser and the Purchaser agrees to purchase from the Company five million five hundred seventy six thousand nine hundred twenty three (5,576,923) shares of the Common Stock (the "Purchased Shares") at a purchase price of $13 per share (the "Per Share Price").

       Delivery of the payment of the purchase price for the Purchased Shares shall be made at the place determined in accordance with Section 2 of the Underwriting Agreement. Such delivery and payment shall be made at the Closing Date as set forth in such Section 2. Delivery of the Purchased Shares shall be made to the Purchaser, subject to Section 4 hereof, against payment by the Purchaser of the purchase price for the Purchased Shares to the order of the Company by certified or official bank check payable in New York Clearing House funds or by wire transfer of immediately available funds to an account designated by the Company.

       2. CONDITIONS TO THE PURCHASER'S OBLIGATIONS. The obligations of the Purchaser to purchase and pay for the Purchased Shares shall be subject only to the condition that the Closing under the Underwriting Agreement shall have occurred concurrently with the closing under this Agreement.

       3. EFFECTIVE DATE OF AGREEMENT; TERMINATION. This Agreement shall become effective upon the effectiveness of the Underwriting Agreement, and shall terminate solely upon the termination of the Underwriting Agreement.

       4. BUY-SELL AGREEMENT. It is acknowledged and agreed that (i) the Purchased Shares shall be subject to that certain Buy-Sell Agreement, dated as of June 13, 2002, by and among Stephen A. Wynn, Kazuo Okada, the Purchaser, and Aruze Corp., a Japanese public corporation (the "Buy-Sell Agreement"), and (ii) pursuant to Section 4 of the Buy-Sell Agreement, the Purchased Shares shall be held in escrow by Stephen A. Wynn and, concurrently with the closing under this Agreement, the Purchaser shall deliver to Stephen A. Wynn a Stock Assignment Separate From Certificate with respect to the Purchased Shares. Under the Buy-Sell Agreement, upon a purchase and sale of any Shares (as defined therein), in determining the Investment Amount (as defined therein), appropriate adjustments shall be made to reflect the amount of cash paid hereunder for the Purchased Shares, any distributions made hereafter by the Company in respect of the Purchased Shares, and the number of the Purchased Shares.

       5. CONSENT AND WAIVER. Reference is hereby made to: (i) that certain Purchase Agreement, dated concurrently herewith, between the Company and Stephen
A. Wynn, pursuant to which, subject to certain conditions, Stephen A. Wynn or his assignee is to purchase five million five hundred seventy six thousand nine hundred twenty three (5,576,923) shares of Common Stock at the Per Share Price;
(ii) that certain Purchase Agreement, dated concurrently herewith, among the Company, Baron Asset Fund, a Massachusetts business trust, on behalf of the Baron Growth Fund Series, and Baron Asset Fund, a Massachusetts business trust, on behalf of the Baron Small Cap Fund Series, pursuant to which, subject to certain conditions, Baron Asset Fund, on behalf of the Baron Growth Fund Series and on behalf of the Baron Small Cap Fund Series, is to purchase seven hundred thousand (700,000) shares of Common Stock at the Per Share Price and three hundred thousand (300,000) shares of Common Stock at the Per Share Price, respectively; and (iii) that certain Purchase Agreement, dated concurrently herewith, between the Company and Zenith Insurance Company, a California corporation, pursuant to which, subject to certain conditions, Zenith Insurance Company is to purchase one million (1,000,000) shares of Common Stock at the Per Share Price (collectively, the "Other Stock Purchase Transactions"). The Purchaser hereby consents to the Other Stock Purchase Transactions and waives any pre-emptive or other rights to purchase the equity interests contemplated to be issued in the Other Stock Purchase Transactions.

       6. AMENDMENT. This Agreement may be amended only with the written consent of the Company, the Purchaser and each of the Underwriters; provided, however, that Section 4 hereof may be amended with (and only with) the written consent of each of the parties to the Buy-Sell Agreement.

       7. PARTIES. Except as set forth in this Section, this Agreement shall inure solely to the benefit of, and shall be binding upon, the Company and the Purchaser and their respective successors and assigns, and no other person shall have or be construed to have any legal or equitable right, remedy or claim under or in respect of or by virtue of this Agreement or any provision therein contained. The Purchaser shall have the right to assign the Purchaser's right to purchase shares of Common Stock under this Agreement to the extent necessary in order for the Purchaser and the Company not to be required to make filings, if required, with the Federal Trade Commission and the Department of Justice of notification forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in connection with the purchase of shares of Common Stock purchased hereunder.

Notwithstanding anything to the contrary in the foregoing, it is expressly agreed that: (i) the Underwriters are intended to be third party beneficiaries of this Agreement, except for Sections 4 and 5 hereof, and the Underwriters shall, except to that extent, be entitled to bring an action for damages or for specific enforcement of this Agreement in the event of any breach of this Agreement by either the Company or the Purchaser; (ii) Stephen A. Wynn, Kazuo Okada, and Aruze Corp., a Japanese public corporation, by their signatures immediately following the signature of the Purchaser below, are acknowledging and agreeing to the provisions of Sections 4 and 6 hereof, and they shall be treated as parties hereto, and this Agreement shall inure to their benefit, to that extent; and (iii) the parties to the Other Stock Purchase Transactions are intended to be third party beneficiaries of Section 5 of this Agreement.

       8. CONSTRUCTION. This Agreement shall be construed in accordance with the internal laws of the State of Nevada.

       9. COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same document.

       If the foregoing correctly sets forth the understanding between you and the Company, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement between us.

                                                 Very truly yours,

                                                 WYNN RESORTS, LIMITED,
                                                 a Nevada corporation



                                                 By: /s/ RONALD KRAMER
                                                 -------------------------------
                                                 Name:
                                                 Title:




Accepted as of the date first above written:


ARUZE USA, INC.,
a Nevada corporation


By:/s/ KAZUO OKADA
   --------------------------------
     Name:
     Title: Chairman of the Board



By their signatures below, the following parties hereby acknowledge and agree, as of the date first above written, to the provisions of Sections 4 and 6 of this Agreement and hereby join in this Agreement to that extent:


                                                 /s/ STEPHEN A. WYNN
                                                 -------------------------------
                                                 Stephen A. Wynn



                                                 /s/ KAZUO OKADA
                                                 -------------------------------
                                                 Kazuo Okada



                                                 ARUZE CORP.,
                                                 a Japanese public corporation


                                                 By:/s/ KAZUO OKADA
                                                 -------------------------------
                                                 Name:
                                                 Title: President

                                                                    EXHIBIT 10.3
                               BUY-SELL AGREEMENT

       This BUY-SELL AGREEMENT (the "Agreement"), dated as of this 13th day of June, 2002, is entered into by and among Stephen A. Wynn, an individual ("Wynn"), Kazuo Okada, an individual ("Okada"), Aruze USA, Inc., a Nevada corporation ("Aruze"), and Aruze Corp., a Japanese public corporation ("Aruze Parent").

                              W I T N E S S E T H:

       WHEREAS, the members of Valvino Lamore, LLC, a Nevada limited liability company (the "LLC"), have agreed to contribute their interests in the LLC to Wynn Resorts, Limited, a Nevada corporation (the "Company"), in exchange for Shares in the Company (the "Contribution"); and

       WHEREAS, the parties desire to enter into this Agreement to facilitate the financing of the Company and help resolve potential future issues related to the Company's ability to obtain gaming licenses and comply with gaming laws.

       NOW, THEREFORE, in consideration of the foregoing and the agreements set forth below, the parties hereto agree as follows:

1.     Definitions. For purposes of this Agreement:
       -----------

       (a) "Closing Prices" means, with respect to each Share, (i) the last reported sale price regular way or, in the case no such sale takes place on such day, the average of the closing bid and asked prices regular way, on the principal national securities exchange on which such class or series of Shares is listed or admitted for trading, or
            (ii) if such class or series of Shares is not listed or admitted for trading on any national securities exchange, the last reported sale price or, in case no such sale takes place on such day, the average of the highest reported bid and the lowest reported asked quotation for such class or series of Shares, for all such purposes as reported by Bloomberg Financial Markets or The Wall Street Journal if Bloomberg Financial Markets is no longer reporting such information, or a similar service if Bloomberg Financial Markets and The Wall Street Journal are no longer reporting such information.

       (b) "Fair Market Value" means, with respect to each Share of any class or series for any Wynn Notice Date (as defined in Section 3(a)), (i) the average of the daily Closing Prices for the twenty consecutive trading days prior to such Wynn Notice Date, or (ii) if on such Wynn Notice Date the Shares of such class or series of Shares are not listed or admitted for trading on any national securities exchange and are not quoted on Nasdaq or any similar service, the fair market value, as determined by a nationally recognized valuation firm mutually acceptable to Wynn and Aruze.

       (c) "Investment Amount" means, with respect to each Share of any class or series for any Wynn Notice Date, (i) the aggregate amount of cash contributed to the LLC by Aruze, reduced by any distributions by the LLC or the Company to Aruze, plus interest, compounded annually, at the rate of two percent (2%) per annum on the balance of such amount from time to time, divided by (ii) the total number of Shares issued to Aruze upon the contribution of its interest in the LLC to the Company, as appropriately adjusted for any subsequent stock dividend, stock split, reverse stock split, recapitalization, consolidation, or similar event.

       (d) "Licensing Event" means (i) a recommendation by the Nevada State Gaming Control Board to the Nevada Gaming Commission that the applications of Aruze Parent, Aruze, and/or Okada be denied, or that Aruze Parent, Aruze, and/or Okada be found unsuitable; (ii) a vote by the Nevada Gaming Commission to deny the applications of Aruze Parent, Aruze, and/or Okada, or to find Aruze Parent, Aruze, and/or Okada unsuitable; (iii) a request for withdrawal of applications by Aruze Parent, Aruze, and/or Okada in respect of the Company; or (iv) failure of Aruze Parent, Aruze, and/or Okada to file all necessary applications in respect of the Company within 90 days after the filing of the application by the Company.

       (e) "Operating Agreement" means that certain Amended and Restated Operating Agreement of the LLC, effective as of October 3, 2000, as amended and/or restated from time to time.

       (f) "Second Amendment" means that certain Second Amendment, dated February 18, 2002, to the Operating Agreement.

       (g)  "Shares" means the shares of capital stock of the Company.

       (h) "Stockholders Agreement" means that certain Stockholders Agreement, dated as of April 11, 2002, by and among the members of the LLC, as it may be amended and/or restated from time to time.

       (i) "Third Amendment" means that certain Third Amendment, effective as of April 11, 2002, to the Operating Agreement.

2. GAMING MATTERS. If required by any gaming authority, Aruze, Aruze Parent, and Okada shall, and shall cause their respective related parties to, promptly submit such personal history and financial history, cooperate in any investigation, and diligently seek a finding of suitability or other gaming registration or license. Aruze, Aruze Parent, or Okada, as the case may be, shall keep Wynn informed, in advance, of all proceedings in which any of them or their related parties are engaged before a gaming authority, including without limitation by providing Wynn with copies of any correspondence from or to any gaming authority and any written materials to be submitted in connection with such proceedings.

3.     Purchase and Sale of Aruze's Shares.

       (a) Upon the occurrence of a Licensing Event, Aruze shall provide prompt written notice thereof to Wynn. Upon the occurrence of a Licensing Event, Wynn or his designee shall have until 60 days after the date of Aruze's notice to Wynn of the Licensing Event, to elect by written notice to Aruze to purchase some or all of Aruze's Shares for a price equal to the lesser of (i) the Fair Market Value of the purchased Shares as of the date of the Wynn notice to Aruze (the "Wynn Notice Date"), or
            (ii) the Investment Amount of the purchased Shares as of the Wynn Notice Date. The purchase price shall be paid, in full, by delivering to Aruze a promissory note, in the form attached hereto as Exhibit A, duly executed by the purchaser. The purchase and sale of the Shares shall take place on a date 15 days after the Wynn Notice Date.

       (b) The dates provided in this Section 3 for the purchase and sale of Shares shall be adjusted by Wynn if necessary to comply with any applicable securities laws, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or any other applicable law.

       (c) Each of Aruze, Aruze Parent, and Okada hereby represents and warrants to Wynn that Aruze will deliver good and marketable title to any Shares purchased hereunder, free and clear of all liens, security interests, or other encumbrances of any nature whatsoever.

4. ESCROW. All Shares owned by Aruze, Aruze Parent, Okada, or any transferee of any of them shall be held in escrow by Wynn to secure their obligations hereunder, together with executed stock powers in blank and such other documents as may be required to effect the sale of Shares contemplated hereunder.

5. TRANSFEREE BOUND BY AGREEMENT. If Aruze, or its transferee, proposes to transfer any of its Shares, the proposed transferee shall be required, as a condition of such transfer, to agree in writing to assume all obligations of the transferor hereunder; provided, however, that any such transfer shall not release Aruze, Aruze Parent, Okada, or any such transferee from any liability hereunder.

6. EFFECTIVE TIME; TERMINATION OF PRIOR AGREEMENTS. This Agreement shall become effective at the time of the Contribution. At such time the Second Amendment, Paragraph 20 of the Third Amendment, and Section 11 of the Stockholders Agreement are hereby terminated and shall be of no further force or effect. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

7.     MISCELLANEOUS.
       -------------

       (a) CONFLICTS. In the event of a conflict between the terms and conditions of this Agreement and the terms and conditions of the Operating Agreement or the Stockholders Agreement, the terms and conditions of this Agreement shall control.

       (b) FURTHER ASSURANCES. Each party hereto agrees to cooperate with the other parties by executing such other documents and taking such other actions as may be necessary or appropriate to carry out the provisions of this Agreement.

       (c) AMENDMENTS. This Agreement may not be amended except by a written agreement executed by all of the parties.

       (d) LEGEND. Wynn and Aruze agree to cause the Company to imprint on all certificates representing Shares owned by Aruze or any transferee the following restrictive legend (in addition to any other legend required by applicable laws):

            "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF A BUY-SELL AGREEMENT DATED AS OF JUNE 13, 2002, WHICH PLACES CERTAIN RESTRICTIONS ON, AND IMPOSES CERTAIN OBLIGATIONS IN CONNECTION WITH, THE TRANSFER AND OWNERSHIP OF THE SHARES REPRESENTED HEREBY. ANY PERSON ACCEPTING ANY INTEREST IN SUCH SHARES SHALL BE DEEMED TO HAVE AGREED TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SUCH BUY-SELL AGREEMENT IN THE SAME MANNER AS THE TRANSFEROR OF SUCH SHARES. A COPY OF SUCH BUY-SELL AGREEMENT WILL BE FURNISHED TO THE RECORD HOLDER OF THIS CERTIFICATE WITHOUT CHARGE UPON WRITTEN REQUEST TO THE COMPANY AT ITS PRINCIPAL PLACE OF BUSINESS."

       (e) TRANSFERS IN VIOLATION VOID. Any transfer of any Shares in violation of this Agreement shall be null and void ab initio, and no effect shall be given to any such transfer.

       (f) NOTICES. Any and all notices, requests, claims, demands and other communications by any party hereto to any other party, required or desired to be given hereunder, shall be in writing and shall be deemed validly given and received (i) if served personally,
            (ii) if delivered by a nationally recognized overnight courier service, such as Federal Express, providing proof of delivery, (iii) if sent by telegram, telex, or telecopy, or (iv) three days after it is posted with the United States Postal Service if it is sent via certified mail, return receipt requested, postage prepaid. All communications hereunder shall be delivered to the respective parties at the following addresses:

            If to Wynn:                         Mr. Stephen A. Wynn
                                                c/o Wynn Resorts, Limited
                                                3145 Las Vegas Boulevard South
                                                Las Vegas, Nevada 89109
                                                Facsimile:  702.791.0167

         If to Aruze, Aruze Parent, or Okada: Aruze USA, Inc.
                                              745 Grier Drive
                                              Las Vegas, Nevada 89119
                                              Facsimile:  702.361.3407
                                              Attention:  Koiki Ohba

         With a copy to:                      Holland & Knight LLP
                                              633 West Fifth Street, 21st Floor
                                              Los Angeles, California 90071
                                              Facsimile: 213.896.2450
                                              Attention:  Tasha D. Nguyen, Esq.

            or to such other address as the party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

       (g) SEVERABILITY. If any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in this Agreement.

       (h) SPECIFIC PERFORMANCE. Each of the parties acknowledges that a breach of this Agreement will cause the other parties hereto to sustain damages for which they would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that the parties shall be entitled to the remedy of specific performance and other equitable relief.

       (i) GOVERNING LAW. The laws of the State of Nevada applicable to contracts made in that State, without giving effect to its conflict of law rules, shall govern the validity, construction, performance, and effect of this Agreement.

       (j) JURISDICTION. Each party hereby irrevocably submits to the exclusive jurisdiction and venue of the state courts of the State of Nevada in any proceeding arising in connection with this Agreement. Each party hereto hereby waives any right to a trial by jury in connection with any such action, suit or proceeding.

       (k) COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same Agreement. This Agreement shall not be effective as to any party hereto until such time as this Agreement or a counterpart thereof has been executed and delivered by each party hereto.

                      [SIGNATURES BEGIN ON FOLLOWING PAGE]

       IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by Wynn, Okada, and a duly authorized officer of each of Aruze and Aruze Parent on the day and year first written above.


                                                 /s/ STEPHEN A. WYNN
                                                 -------------------------------
                                                      Stephen A. Wynn





                                                 /s/ KAZUO OKADA
                                                 -------------------------------
                                                      Kazuo Okada




                                                 ARUZE USA, INC.


                                                 By: /s/ KAZUO OKADA
                                                 -------------------------------
                                                 Name:  Kazuo Okada
                                                 -------------------------------
                                                 Title: Chairman of the Board
                                                 -------------------------------


                                                 ARUZE CORP.


                                                 By: /s/ KAZUO OKADA
                                                 -------------------------------
                                                 Name:  Kazuo Okada
                                                 -------------------------------
                                                 Title: President
                                                 -------------------------------

                                    EXHIBIT A

                                 PROMISSORY NOTE

$[      ]                                                 Las Vegas, Nevada


                                                        _____________ ___, 20___

       FOR VALUE RECEIVED, ________________ (the "Maker") hereby absolutely and unconditionally promises to pay to Aruze USA, Inc. (the "Holder"), prior to or on __________ __[ninth anniversary of delivery], 20__, in immediately available funds, the principal amount of $[ ] or, if less, the aggregate principal amount of this Note outstanding on such date, and to pay interest on the unpaid principal amount hereof, in immediately available funds, annually in arrears on each anniversary of the date hereof (or the next succeeding business day), at the rate of 2% per annum. Notwithstanding any other provision hereof, in no event shall this Note bear interest at a rate exceeding the maximum rate permitted by applicable law.

       This Note evidences the purchase price payable by the Maker to the Holder pursuant to a Buy-Sell Agreement entered into by and among Stephen A. Wynn, an individual, Kazuo Okada, an individual, Aruze USA, Inc., a Nevada corporation, and Aruze Corp., a Japanese public corporation, dated as of June 13, 2002. This Note may be prepaid in whole or in part at any time without penalty or premium.

       No delay or omission on the part of the Holder or any holder hereof in exercising any right hereunder shall operate as a waiver of such right or any other right of the Holder or of such holder, nor shall any delay, omission or waiver of any one occasion be deemed a bar to or waiver of the same or any other right or any other occasion. The Maker and every endorser and guarantor of this Note regardless of the time, order or place of signing hereby waives presentment, demand, protest and notice of every kind, and assents to any extension or postponement of the time for payment or any other indulgence.

       Holder and Maker shall each bear their own costs and expenses in connection with this Note, including legal and other professional fees and expenses.

       THIS NOTE SHALL FOR ALL PURPOSES BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEVADA (WITHOUT REFERENCE TO CONFLICTS OF LAW).

       This Note will be binding upon Maker and his successors and assigns, and inure to the benefit of Holder and its successors and assigns.

       IN WITNESS WHEREOF, the Maker has caused this Note to be executed by its duly authorized officer to take effect as of the date first written above.


                                                     ___________________________

                                                     By:_____________________